

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Peter Bilitsch
Chief Executive Officer
Mobiv Acquisition Corp
850 Library Avenue, Suite 204
Newark, DE 19711

>   **Re: Mobiv Acquisition Corp**
>   **Registration Statement on Form S-1**
>   **Filed June 1, 2022**
>   **File No. 333-265353**

Dear Mr. Bilitsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 1, 2022

General

1.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from

completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Capitalization, page 99

2. Please revise the line caption in the table to disclose 10 million Class A common shares as subject to redemption on an "as adjusted" basis.

Management, page 146

3. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Debbie Klis